Exhibit 4.20

Description of Registrant’s Securities Registered under Section 12 of the Securities Exchange Act of 1934

The following description sets forth certain material terms and provisions of the common stock, par value $0.0001 per share (the “Common Stock”), of SAExploration Holdings, Inc., which is registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description also summarizes relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”). The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the applicable provisions of the DGCL, our Third Amended and Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”), our Second Amended and Restated By–Laws (as amended, the “Bylaws”), the Indenture (as defined below) with respect to the Convertible Notes (as defined below) and the Conversion Warrants (as defined below), the Series A & B Warrant Agreement (as defined below) with respect to our Series A Warrants (as defined below) and Series B Warrants (as defined below), the Series C Warrant Agreement (as defined below) with respect to our Series C Warrants (as defined below), the Series D Warrant Agreement (as defined below) with respect to our Series D Warrants (as defined below), the Series E Warrant Agreement (as defined below) with respect to our Series E Warrants (as defined below) and the Series F Warrant Agreement (as defined below) with respect to our Series F Warrants (as defined below). The Certificate of Incorporation, Bylaws, Indenture, Series A & B Warrant Agreement, Series C Warrant Agreement, Series D Warrant Agreement, Series E Warrant Agreement and Series F Warrant Agreement, which are filed as Exhibit 3.1, Exhibit 3.2, Exhibit 3.3, Exhibit 3.4, Exhibit 3.5. Exhibit 3.6, Exhibit 3.7, Exhibit 4.5, Exhibit 4.6, Exhibit 4.7, Exhibit 4.8, Exhibit 4.9, Exhibit 4.10, Exhibit 4.11, Exhibit 4.12, Exhibit 4.13, and Exhibit 4.14, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.20 is a part, are incorporated by reference herein. We encourage you to read the Certificate of Incorporation, Bylaws, Indenture, Series A & B Warrant Agreement, Series C Warrant Agreement, Series D Warrant Agreement, Series E Warrant Agreement and Series F Warrant Agreement, and the applicable provisions of the DGCL for additional information. Unless the context requires otherwise, all references to “we,” “us,” “our” and the “Company” in this Exhibit 4.20 refer solely to SAExploration Holdings, Inc. and not to our subsidiaries.

Authorized Capital Stock

As of March 17, 2020, we are authorized to issue 40,000,000 shares of Common Stock, and 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). As of March 17, 2020, 4,436,292 shares of our Common Stock are outstanding and no shares of our Preferred Stock are outstanding.

Common Stock

Under the Certificate of Incorporation, each holder of our Common Stock will be entitled to one vote for each share of Common Stock, subject to any rights granted to any future holders of Preferred Stock and any effect of Section 2.9 of our Bylaws. Section 2.9 of our Bylaws prevents any investment entity that is not a “United States person,” as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, and that is managed by BlueMountain Capital Management, LLC or its affiliates (a “Non-U.S. Blue Mountain Investment Fund”), from possessing 10% or greater of the votes applicable to the outstanding Common Stock. The effect of this will be to eliminate the voting power of any Non-U.S. Blue Mountain Investment Fund’s Common Stock to the extent it provides 10% or greater of the voting power of our outstanding Common Stock. If this were to occur, the other stockholders would possess greater voting power due to the reduction in the total shares able to vote.

Pursuant to the Certificate of Incorporation, all directors are elected on an annual basis. In addition, the Certificate of Incorporation states that any vacancies on the board of directors may be filled by an affirmative vote of a majority of the remaining members; provided, that for so long as any Principal Stockholder (as defined in the Certificate of Incorporation) holds (together with its affiliates, excluding us and our other affiliates) at least nine percent (9%) of the outstanding Common Stock, if there is a vacancy of a director nominated by one of the Principal Stockholders, then the nominating Principal Stockholder is entitled to nominate a successor to such director, and we and our board of directors must take all actions necessary to ensure that person is appointed to the board of directors as promptly as practicable.

Upon the dissolution, liquidation or winding up of the Company, subject to the rights, if any, of the holders of our Preferred Stock, our common stockholders shall be entitled to receive the assets of the Company available for distribution to our common stockholders ratably in proportion to the number of shares held by them. Our common stockholders have no conversion, preemptive, or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of Common Stock.

Unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (c) any action asserting a claim arising pursuant to any provisions of the DGCL, the Certificate of Incorporation, or the Bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine shall, in each case, be the Court of Chancery of the State of Delaware. If the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the federal district court for the District of Delaware. This exclusive forum provision would not apply to suits brought under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Preferred Stock

There are no shares of our Preferred Stock outstanding. The Certificate of Incorporation authorizes the issuance of 1,000,000 shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common Stock. We may issue some or all of the Preferred Stock to effect a business combination. In addition, the Preferred Stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of Preferred Stock, we cannot assure you that we will not do so in the future.

Convertible Notes

We issued the 6.00% Senior Secured Convertible Notes due 2023 (the “Convertible Notes”) under an Indenture, dated as of September 26, 2018 (as amended, the “Indenture”), by and among us, as issuer, the guarantors party thereto, and Wilmington Savings Fund Society, FSB, as trustee and collateral trustee, establishing the terms and providing for the issuance of the Convertible Notes. We sold the Convertible Notes pursuant to that certain Note Purchase Agreement, dated as of September 26, 2018, by and among us, the guarantors party thereto and the purchasers thereto.

Subject to and upon compliance with the Indenture, each holder of a Convertible Note has the right, at such holder’s option, at any time prior to the close of business on the second business day preceding September 26, 2023 (the “Maturity Date”), to convert all or a portion of such Convertible Note, at an initial conversion rate of 173.91304 shares of Common Stock (subject to customary adjustment as provided in the Indenture) (the “Conversion Rate”) per $1,000 principal amount of Convertible Notes into shares of Common Stock (such shares, the “Conversion Shares”) or, for certain Permitted Holders (as defined in the Indenture), warrants (the “Conversion Warrants”) to purchase an equal number of shares of Common Stock (the “Conversion Obligation”). The initial conversion price was approximately $5.75 per share of Common Stock as of the date of issuance. There are 10,434,783 shares of Common Stock initially issuable upon full conversion of the Convertible Notes and/or exercise of the Conversion Warrants (or up to 15,000,000 shares of Common Stock issuable upon a Make-Whole Fundamental Change (as defined in the Indenture)).

The Conversion Rate is subject to adjustment upon the occurrence of certain events. In addition, following certain corporate events that occur prior to the Maturity Date, we will increase, in certain circumstances, the Conversion Rate for a holder who elects to convert its Convertible Notes in connection with such a corporate event. Upon conversion, we may settle our Conversion Obligation in cash; the Conversion Shares (or, if applicable, Conversion Warrants), together with cash, if applicable, in lieu of delivering any fractional Conversion Share (or, if applicable, Conversion Warrant); or a combination of cash and Conversion Shares (or, if applicable, Conversion Warrants), at our election.

If a holder of Convertible Notes elects to convert such holder’s Convertible Notes into Conversion Warrants, the Conversion Warrants will be issued pursuant to an agreed form of warrant agreement with Continental Stock Transfer & Trust Company (“CST”), as warrant agent. Such Conversion Warrants will be exercisable at an exercise price of $0.0001 per share, subject to adjustment pursuant to customary anti-dilution provisions and will be generally exercisable at any time and from time to time.

We may not redeem the Convertible Notes prior to October 1, 2021. On or after October 1, 2021, we may redeem all or part of the Convertible Notes, at our option, if the last reported sale price of the Common Stock has been at least 150% of the conversion price then in effect (i) on the trading day immediately preceding the date on which we provide notice of redemption and (ii) for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption, at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, payable in cash, plus accrued and unpaid interest, if any, to, but excluding, such date of redemption, and any make whole premium (as described in the Indenture).

If a Fundamental Change (as defined in the Indenture) occurs, then holders of the Convertible Notes may, subject to certain restrictions, require us to repurchase for cash all or part of the Convertible Notes in principal amounts of $1,000 or an integral multiple thereof at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest thereon to, but excluding, such date of repurchase.

Warrants

Series A & B Warrants

On July 27, 2016, we entered into a warrant agreement (the “Series A & B Warrant Agreement”) with CST, as warrant agent. Pursuant to the Series A & B Warrant Agreement, we issued two series of warrants (the “Series A Warrants” and “Series B Warrants” and, together, the “Series A & B Warrants”) to the holders of our Common Stock as of July 26, 2016. On July 27, 2016, we issued 154,108 Series A Warrants and 154,108 Series B Warrants. Each Series A Warrant gives the holder thereof the right to purchase 0.05 of a share of Common Stock at a current exercise price of $10.30 per share, subject to further adjustment pursuant to customary anti-dilution provisions. Each Series B Warrant gives the holder thereof the right to purchase 0.05 of a share of Common Stock at a current exercise price of $12.88 per share, subject to further adjustment pursuant to customary anti-dilution provisions. The Series A & B Warrants expire at the close of business on July 27, 2021. The Series A & B Warrants may only be exercised within 30 days prior to the expiration date. As of March 17, 2020, there were 154,376 Series A Warrants and 154,376 Series B Warrants outstanding.

Series C Warrants

On January 29, 2018, we entered into a warrant agreement (the “Series C Warrant Agreement”) with CST, as warrant agent. Pursuant to the Series C Warrant Agreement, we issued 8,286,061 warrants (the “Series C Warrants”) to certain eligible holders of our 10.00%

Senior Secured Second Lien Notes due 2019 and eligible holders of our 10.00% Senior Secured Notes due 2019. Each Series C Warrant gives the holder thereof the right to purchase 0.05 of a share of Common Stock at an initial exercise price of $0.0001 per share, subject to further adjustment pursuant to customary anti-dilution provisions. The Series C Warrants may generally be exercised at any time and from time to time. As of March 17, 2020, there were 124,275 Series C Warrants outstanding.

Series D Warrants

On March 8, 2018, we entered into a warrant agreement (the “Series D Warrant Agreement”) with CST, as warrant agent, in connection with the mandatory conversion of the Company’s Mandatorily Convertible Series B Preferred Stock. Pursuant to the Series D Warrant Agreement, we issued 14,098,370 warrants (the “Series D Warrants”). Each Series D Warrant gives the holder thereof the right to purchase up 0.05 of a share of Common Stock at an initial exercise price of $0.0001 per share, subject to further adjustment pursuant to customary anti-dilution provisions. The Series D Warrants may generally be exercised at any time and from time to time. As of March 17, 2020, there were 11,094,844 Series D Warrants outstanding.

Series E Warrants

On September 6, 2018, the Company entered into a warrant agreement (the “Series E Warrant Agreement”) with CST, as warrant agent, in connection with the conversion of the Company’s 8.0% Cumulative Perpetual Series A Preferred Stock. Pursuant to the Series E Warrant Agreement, we initially issued 94,813,594 warrants (the “Series E Warrants”). Each Series E Warrant gives the holder thereof the right to purchase 0.05 of a share of Common Stock, subject to further adjustment pursuant to customary anti-dilution provisions, at an exercise price of $0.0001 per share. The Series E Warrants may generally be exercised at any time and from time to time. As of March 17, 2020, there were 54,552,934 Series E Warrants outstanding.

Series F Warrants

On December 11, 2019, the Company entered into a warrant agreement (the “Series F Warrant Agreement”) with CST, as warrant agent. Pursuant to the Series F Warrant Agreement, we issued 429,537 warrants (the “Series F Warrants”) on December 11, 2019 and 429,967 Series F Warrants on January 14, 2020 to certain lenders under our Third Amended and Restated Credit and Security Agreement, dated as of September 26, 2018. The remaining 1,180,926 Series F Warrants will be issued upon receipt by the Company of the approval of its shareholders of the issuance of the underlying shares of Common Stock. Each Series F Warrant gives the holder thereof the right to purchase one share of Common Stock, subject to further adjustment pursuant to customary anti-dilution provisions, at an exercise price of $0.0001 per share. The Series F Warrants may generally be exercised at any time and from time to time. As of March 17, 2020, there were 859,504 Series F Warrants outstanding.

Conversion Warrants

See the above description under “Convertible Notes.”

Anti-Takeover Effects of Delaware and the Certificate of Incorporation and Bylaws

General. Certain provisions of the Certificate of Incorporation and Bylaws, and certain provisions of the DGCL could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult. These provisions, which are summarized below, are likely to reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws and the relevant provisions of the DGCL.

Preferred Stock. The authorization of undesignated (blank check) Preferred Stock makes it possible for our Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of the Company.

Advance Notice Requirements. Stockholders wishing to nominate persons for election to our Board of Directors at a meeting or to propose any business to be considered by our stockholders at a meeting must comply with certain advance notice and other requirements set forth in our Bylaws.

Special Meetings. Our Bylaws provide that special meetings of stockholders may only be called by a majority of the Board of Directors, or by the Secretary at the request in writing of holders of at least a majority of the Company’s outstanding capital stock.

Board Vacancies. Our Certificate of Incorporation provides that any vacancy on our Board of Directors, howsoever resulting, may be filled by a majority vote of the remaining directors, subject to the right of any Principal Stockholder with respect to board nominees discussed above.

Removal of Directors. Our Bylaws provide that any director may be removed from office with or without cause by a majority vote of the holders of the outstanding shares then entitled to vote at an election of directors.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any “interested stockholder” (as defined in the DGCL) for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned, directly or indirectly, by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit, directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation’s outstanding voting shares. We have not opted out of the provisions of Section 203. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Stock Exchange Listing

Our Common Stock trades on the Nasdaq Capital Market under the symbol “SAEX.” Our Series A & B Warrants trade on the OTCQB market under the shared symbol “SXPLW.”

Transfer Agent

The transfer agent for our Common Stock is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004.